PACCAR FINANCIAL CORP. - FORM 10-Q

EXHIBIT 12(b)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO THE SUPPORT AGREEMENT

BETWEEN THE COMPANY AND PACCAR

(Millions of Dollars)

	Nine Months Ended September 30
	2016	2015
FIXED CHARGES
Interest expense	$56.2	$43.9
Facility and equipment rental	1.2	1.2

TOTAL FIXED CHARGES	$57.4	$45.1

EARNINGS
Income before income taxes	$103.6	$137.8
Depreciation	205.5	182.7

	309.1	320.5

FIXED CHARGES	57.4	45.1

EARNINGS AS DEFINED	$366.5	$365.6

RATIO OF EARNINGS TO FIXED CHARGES	6.39X	8.11X